SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

GASENE Project

(Rio de Janeiro, December 01, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that the Executive Board has approved the contracting of an R$ 800 million bridge loan with the National Bank for Economic and Social Development (BNDES)by Transportadora GASENE S.A., a special purpose company responsible for implementing the Southeast-Northeast Gas Pipeline Project - GASENE.

The Gasene Project comprises three pipeline stretches: Cabiúnas-Vitória (GASCAV); Cacimbas-Vitória (already under construction and due for completion in 2006); and Cacimbas-Catu (GASCAC).

The bridge loan will be used to construct the Cabiúnas-Vitória stretch of the pipeline (GASCAV), which extends for 300 km and has a diameter of 28 inches. The Cabiúnas-Vitória stretch has already been granted a preliminary license, an installation permit and a building permit. Construction is scheduled to begin in January 2006, with operational start-up in March, 2007.

When the Cabiúnas-Vitória stretch begins operations in 2007, the pipeline’s Southeast Network will be interconnected as far north as Espírito Santo, allowing it to transport gas from the fields in the north of that state. In this phase of the Gasene Project, the gas will flow from north to south, reinforcing supply to Vitória and the Southeast. The GASENE pipeline is expected to carry 10 million cubic meters per day in 2007, rising to 20 million cubic meters per day by 2015.

The investments related to this Project are considered in the recently approved Petrobras business plan for the period 2006-2010; the initiative is part of the company’s strategy to develop and lead the brazilian natural gas market by constructing a basic grid connectingthe existing pipeline networks in the Southeast and Northeast of the country, permitting the company to operate in a fully integrated fashion and monetize itsgas reserves.

The Financing Contract, representing an advance on long-term financing from the BNDES due for conclusion in mid-2006, will be signed on Monday, December 5, 2005 at the Bank’s headquarters.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.